UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)*

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

Marc Magliacano

Steiner Leisure Limited

c/o Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Steiner Leisure Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Commonwealth of the Bahamas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,510,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,510,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,510,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.58%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Nemo Investor Aggregator, Limited.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,510,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,510,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,510,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.58%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2020, as amended by Amendment No. 1 thereto filed with the Commission on December 30, 2020, Amendment No. 2 thereto filed with the Commission on July 12, 2021 and Amendment No. 3 thereto filed with the Commission on April 28, 2023 (the “Original Schedule 13D”). The Original Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On May 16, 2023, Steiner exercised a warrant to purchase 4,004,999 non-voting shares of the Issuer for $5.75 a share. Steiner Leisure paid the $5.75 exercise price on a cashless basis, resulting in the Issuer’s withholding of 1,882,049 non-voting shares to pay the exercise price (“Cashless Exercise”).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On May 16, 2023, Steiner exercised a warrant to purchase 4,004,999 non-voting shares of the Issuer for $5.75 a share pursuant to a Cashless Exercise, resulting in the Issuer’s withholding of 1,882,049 non-voting shares. Following the Cashless Exercise, Steiner Leisure held 15,544,864 non-voting common shares of the Issuer and 5,935,896 voting common shares of the Issuer.

On May 16, 2023, Steiner Leisure Limited entered into an underwriting agreement to sell 8,970,000 common shares of the Issuer in connection with a registered, underwritten public offering (the “Secondary Offering”) of common shares of the Issuer. The Secondary Offering closed on May 19, 2023. The common shares sold by Steiner Leisure consisted of 5,935,896 voting common shares of the Issuer and 3,034,104 non-voting common shares of the Issuer. Immediately following the Secondary Offering, Steiner Leisure converted the remaining 12,510,760 non-voting common shares, on a one for one basis, into voting common shares. Such voting common shares were not previously included in beneficial ownership in the Original Schedule 13D because such conversion was subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (c) of the Original Schedule 13D are hereby amended and restated as follows:

(a)-(b)

The aggregate number and percentage of the common shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of May 19, 2023, Steiner Leisure directly owns 12,510,760 common shares, representing 12.58% of 99,416,758 common voting shares outstanding, based upon 83,871,894 common voting shares outstanding as of May 12, 2023, 3,034,104 common voting shares issued in the Secondary Offering in connection with the conversion of non-voting common shares sold by Steiner Leisure in the Secondary Offering into common voting shares, as set forth in the Issuer’s Prospectus filed on May 18, 2023, and 12,510,760 common voting shares issued in connection with the conversion of non-voting common shares, as described herein. Steiner Leisure is controlled by Aggregator. Aggregator is governed by a board of directors consisting of seven directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Aggregator. Under the so-called “rule of three,” none of the directors are deemed to be a beneficial owner of the entity’s securities.

(c)	Except as set forth in Item 4 of this Amendment, neither of the Reporting Persons has effected any transactions in common shares within the prior sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2023

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President and Assistant Secretary

Nemo Investor Aggregator, Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: President and Chairman